November 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Gabor
Catherine De Lorenzo

Re:	dMY Squared Technology Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2023
File No. 001-41519

Ladies and Gentlemen:

On behalf of our client, dMY Squared Technology Group, Inc., a Massachusetts corporation (the “Company”), and as discussed with the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) via telephone call on November 21, 2023, we are submitting supplementally in Annex A to this letter proposed marked copies of the pages of the above-referenced Preliminary Proxy Statement on Schedule 14A filed on November 13, 2023 (the “Preliminary Proxy Statement”) reflecting revised disclosures responsive to the Staff’s comments. The Company intends to incorporate these changes into the Definitive Proxy Statement on Schedule 14A to be filed at a future date.

All page number references in Annex A below refer to page numbers in the Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Proxy Statement.

* * *

Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Harry L. You, dMY Squared Technology Group, Inc.

United States Securities and Exchange Commission November 21, 2023

Annex A

Proposed Disclosures Relating to the Potential Application of the Investment Company Act

Questions and Answers About the Special Meeting, page 2

Why am I receiving this proxy statement?

This proxy statement and the enclosed proxy card are being sent to you in connection with the solicitation of proxies by our Board for use at the Special Meeting, or at any adjournments thereof. This proxy statement summarizes the information that you need to make an informed decision on the proposals to be considered at the Special Meeting.

The Company is a blank check company incorporated in Massachusetts on February 15, 2022, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In connection with its formation, on March 16, 2022, the Company issued an aggregate of 2,875,000 founder shares to its Sponsor for an aggregate purchase price of $25,000. On September 8, 2022 and September 29, 2022, our Sponsor surrendered to the Company 718,750 founder shares and an additional 431,250 founder shares, respectively, for no consideration, resulting in the Sponsor owning 1,725,000 founder shares. In addition, on October 11, 2022, further to the underwriter’s partial exercise of the over-allotment option (as described below) and forfeiture of the remaining amount, our Sponsor forfeited 145,250 founder shares, resulting in an aggregate of 1,579,750 founder shares outstanding.

On October 4, 2022, the Company consummated its IPO of 6,000,000 units (the “units”), each consisting of one share of Class A common stock and one-half of one redeemable public warrant, at $10.00 per unit generating gross proceeds of $60,000,000. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 units at $10.00 per unit, generating gross proceeds of $3,190,000.

Simultaneously with the closing of the IPO, the Company consummated the sale of an aggregate of 2,840,000 private placement warrants (the “private placement warrants”), at a price of $1.00 per private placement warrant in a private placement to our Sponsor, generating gross proceeds to the Company of $2,840,000. On October 11, 2022, simultaneously with the sale of the underwriters’ over-allotment units, the Company completed a further private placement of an additional 44,660 private placement warrants, at a price of $1.00 per private placement warrant to our Sponsor, generating gross proceeds of $44,660.

Following the closing of the IPO, a total of $64,137,850 from the net proceeds of the sale of the units in the IPO and the sale of the private placement warrants was placed in the Trust Account, which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. As described in more detail elsewhere in this proxy statement, in order to mitigate the risk of being viewed as operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), we may, in our discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and, thereafter, to hold all funds in the Trust Account in a bank deposit account until the earlier of the consummation of our initial business combination or our liquidation. Such funds will be held in the Trust Account until the earlier of: (a) the completion of the Company’s initial business combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s Charter, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial business combination within the period provided in our Charter. Following such liquidation of the assets in our Trust Account, we will likely receive minimal

United States Securities and Exchange Commission November 21, 2023

interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public shareholders would have otherwise received upon any redemption or liquidation of the Company if the assets in the Trust Account had remained in U.S. government securities or money market funds. Like most blank check companies, our Charter provides for the return of the IPO proceeds held in the Trust Account to the holders of public shares if there is no qualifying business combination(s) consummated on or before the Current Outside Date, or January 4, 2024.

The Company’s Charter currently provides that the Company may, by resolution of its Board if requested by the Sponsor, extend the period of time to consummate a business combination twice by an additional three (3)-month period (for a total of 21 months to complete a business combination), subject to the Sponsor depositing into the Trust Account a Contribution for each extension. If the Extension Amendment Proposal is not approved, the Sponsor would need to make additional deposits into the Trust Account prior to January 4, 2024 to extend the Company’s liquidation date to April 4, 2023, and prior to April 4, 2023 to extend the Company’s liquidation date to July 4, 2024, in order for the Company to continue its efforts to complete a business combination after the Current Outside Date. The Sponsor does not intend to make further deposits into the Trust Account. Accordingly, following January 4, 2024, the Company would be forced to liquidate. The Company’s Board believes that in order for the Company to have additional time to complete a business combination in a more cost effective manner, it is in the best interests of the Company and its shareholders to further extend the Current Outside Date to the Extended Date, or [•], to allow for a period of additional time to consummate the business combination without requiring the Company to make any deposit into the Trust Account so that our shareholders have the opportunity to participate in our future investment.

Therefore, our Board is submitting the proposals described in this proxy statement for the shareholders to vote upon.

Questions and Answers About the Special Meeting, pages 11-12

How are the funds in the Trust Account currently being held?

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”), relating, among other things, to a safe harbor for SPACs such as from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the registration statement for its initial public offering.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act. As indicated above, we completed our IPO on October 4, 2022 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time. We may be unable to complete a business combination within 24 months after the effective date of the registration statement for our IPO (assuming that we were to amend our Charter to extend the amount of time we have to complete our initial business combination beyond the Current Outside Date). If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless.

United States Securities and Exchange Commission November 21, 2023

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. To mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we may, in our discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO (assuming that we were to amend our Charter to extend the amount of time we have to complete our initial business combination beyond the Current Outside Date), or September 29, 2024, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash through a variable interest bearing account until the earlier of the consummation of a business combination or our liquidation. Following such liquidation of the assets in our Trust Account, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public shareholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the Trust Account had remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future, and those shareholders who elect not to redeem their public shares in connection with the Extension Amendment may receive no more than the same per share amount, without additional interest, if they redeem their public shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed their public shares in connection with the Extension Amendment.

Risk Factors, pages 19-20

If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may, in our discretion, instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in cash. As a result, following such change, we would likely receive minimal, if any, interest, on the funds held in the Trust Account, which would reduce the dollar amount that our public shareholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the Trust Account had remained in U.S. government securities or money market funds.

On March 30, 2022, the SEC issued the SPAC Rule Proposals, relating, among other things, to a safe harbor for SPACs such as from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the registration statement for its initial public offering. As indicated above, we completed our IPO on October 4, 2022 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time. We may be unable to complete a business combination within 24 months after the effective date of the registration statement for our IPO (assuming that we were to amend our Charter to extend the amount of time we have to complete our initial business combination to or beyond 24 months from the closing of our IPO).

United States Securities and Exchange Commission November 21, 2023

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants or rights following such a transaction, and our warrants or rights would expire worthless.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. To mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we may, in our discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO (assuming that we are to amend our Charter to extend the amount of time we have to complete our initial business combination to or beyond 24 months from the closing of our IPO), or September 29, 2024, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (i.e., through a variable interest bearing account) until the earlier of the consummation of a business combination or our liquidation. Following such liquidation of the assets in our Trust Account, we would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public shareholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the Trust Account had remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future, and those shareholders who elect not to redeem their public shares in connection with the Extension Amendment may receive no more than the same per share amount, without additional interest, if they redeem their public shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed their public shares in connection with the Extension Amendment.